919 Third Avenue New York, NY 10022 Tel 212 909 6000 Fax 212 909 6836 www.debevoise.com

August 14, 2014

Pamela Long

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Univar Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed August 1, 2014

File No. 333-197085

Dear Ms. Long:

This letter sets forth the responses of Univar Inc. (the “Registrant”) to the comments contained in your letter, dated August 7, 2014, relating to Amendment No. 1 to the Registration Statement on Form S-1 File No. 333-197085, filed on August 1, 2014 (“Amendment No. 1”). The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold italicized text below, and the responses of the Registrant are set forth in plain text immediately following each comment.

The Registrant is submitting, via EDGAR, Amendment No. 2 to the Registration Statement (“Amendment No. 2”). Enclosed with the paper copy of this letter are four copies of a clean version of Amendment No. 2, as well as four copies of a blacklined version of Amendment No. 2, marked to show changes from Amendment No. 1 filed on August 1, 2014. Page references in the responses below are to Amendment No. 1.

Risk Factors, page 14

The Equity Sponsors control the direction of our business. If ownership of our ... page 32

1.	Please place the corporate opportunity discussion under a distinct subcaption.

In response to the Staff’s comment, the Registrant has revised the corresponding disclosure accordingly.

Facilities, page 103

New York • Washington, D.C. • London • Paris • Frankfurt • Moscow • Hong Kong • Shanghai

Pamela Long	2	August 14, 2014

2.	Please expand your disclosure here to indicate the extent of utilization of the facilities that you describe, as well as to clarify which of your principal facilities are not held in fee or are subject a major encumbrance. Please refer to comment 31 of our letter dated July 24, 2014, and Item 102 of Regulation S-K.

In response to the Staff’s comment, the Registrant has revised the corresponding disclosure accordingly.

Compensation of Directors, page 128

3.	We note that on page 129 you describe Mr. Vuursteen as a non-employee director and member of your Compensation Committee from January 1, 2013 through August 8, 2013. Please revise your disclosure here to reflect the compensation paid to Mr. Vuursteen for his services as a director in fiscal year 2013. Please also supplementally confirm that Mr. Vuursteen is no longer a director.

In response to the Staff’s comment, the Registrant respectfully notifies the Staff that Mr. Vuursteen is an employee of CVC and, as disclosed in Amendment No. 1, the Registrant does not pay any additional remuneration to any directors who are principals or employees of CVC.

In response to the Staff’s comment, the Registrant confirms to the Staff that Mr. Vuursteen is no longer a director.

Certain Relationships and Related Transactions, page 133

Certain Indebtedness, page 133

4.	Please revise to include the interest payable on the debt that you describe here during the last fiscal year. See Instruction 3(b) of Item 404(a).

In response to the Staff’s comment, the Registrant has revised the corresponding disclosure accordingly.

Stockholders’ Agreement, page 133

5.	We note that you have removed references to CD&R’s ability to select your chairman, the fact that the Stockholders’ Agreement provides for the CEO to serve as a director, and the rights of approval over certain matters held by your Equity Sponsors. If the New Stockholders’ Agreement still contains these provisions, please disclose so.

The Registrant acknowledges the Staff’s comment. The terms of the New Stockholders’ Agreement are currently being negotiated. The Registrant will include this information if applicable, as well as file the New Stockholders’ Agreement, in a subsequent filing.

Pamela Long	3	August 14, 2014

Consolidated Financial Statements

Note 7—Employee benefit plans, page F-38

6.	We have read your response to prior comment 45 in which you indicate that you determined the actuarial assumptions related to the pension plans in the United States and outside the United States were not significantly different; therefore, you combined disclosures about pension plans outside the United States with those of United States plans. Please confirm, if true, that your benefit obligations of the plans outside the United States are also not significant relative to your total benefit obligation. Otherwise, please revise your filing to provide disclosures about your foreign pension plans separately from your domestic plans.

In response to the Staff’s comment, the Registrant has revised the corresponding disclosure to provide disclosures about the Registrant’s foreign pension plans separately from the Registrant’s domestic plans.

* * * * *

If you have any questions regarding this letter, please do not hesitate to call me at (212) 909-6036.

Regards,

/s/ Steven J. Slutzky

Steven J. Slutzky

cc:	Craig Slivka

Leland Benton

Securities and Exchange Commission

Stephen N. Landsman, Esq.

Univar Inc.

Enclosures